Exhibit 99.1

Crown LNG Issues Corporate Update

London, United Kingdom September 11, 2024 (GLOBE NEWSWIRE) — Crown LNG Holdings Limited (NASDAQ: CGBS) (“Crown” or “Crown LNG”), a leading provider of liquefied natural gas (“LNG”) regasification and liquefaction terminal technologies for harsh weather locations, today published a corporate update outlining its strategic focus to capitalize on growing customer demand, emerging market conditions and continued commercial progress towards its previously announced projects across the world. The full text of the update below can also be found at https://www.crownlng.com/investors.

As Crown LNG’s CEO, I am excited to share our plans to accomplish our mission to enable stable, secure, year-round LNG deliveries in growing markets where harsh weather conditions can otherwise make LNG delivery dangerous or unviable.

Crown is in a truly unique position to more quickly and cost-effectively address one of the largest challenges of the global energy transition and broader energy complex, helping world economies ensure access to more secure, clean energy options and accelerating the replacement of coal in their energy mix.

Following the completion of our successful business combination and entry to public markets in early July, I would like to take this opportunity to clearly outline our pathway to commercialization and stable cash flows over the next several quarters.

As energy demand increases across world economies, LNG use is projected to expand dramatically. Crown LNG is well-positioned to capitalize on the strong market tailwinds of rising energy security concerns and the increasing use of natural gas as a transition fuel. As this demand grows, the need for weather-resistant, critical infrastructure will also increase.

The technology underlying our platform has operated for many years in harsh weather environments like the North Sea, offshore Eastern Canada, and other locations. The strength of our opportunity to address potential bottlenecks to global LNG supply is due to our differentiated facility plans that are less costly, easier to permit, and faster to installation and operations than other LNG infrastructure. Our ability to execute is evidenced by the demonstrable progress we have made toward final investment decision (“FID”) on near-term projects. Underpinning this progress are our strong relationships with partners and customers in key markets across the globe, which provide a strong pipeline of commercial projects to drive our growth.

Today I am sharing with you the core strategic priorities that serve as the basis for our plan to bring projects online and expand our revenue generating opportunities:

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Advancing projects toward FID: We have multiple near-term projects progressing toward FID, including our already approved gravity-based structure (“GBS”) project in Kakinada, India, and our planned floating LNG import terminal in the Firth of Forth, Scotland, for which we recently announced the appointment of a design and engineering partner. We now target FID of Q2 2025 for our project in Firth of Forth, Scotland, and re-affirm target of Q3 2025 for our project in Kakinada, India.

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Evaluating revenue-generating M&A: We are actively exploring and evaluating opportunities for strategic acquisitions and inorganic growth which would enable near-term revenue generation and an expansion of our capabilities to include elements of the LNG value chain beyond regasification and liquefaction.

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Explore opportunities for Liquefaction: As part of our ongoing discussions with production partners, Crown is also exploring the development of building export facilities in key production markets like the United States of America and Canada. This approach would complement our existing access to pipeline networks in key growth markets for LNG consumption.

We strongly believe that successful execution of these priorities will provide us with increasing revenue generating and financing opportunities to accelerate our growth.

I want to thank you for your continued support and confidence in our company. With our world-class team and a technology approach that promises to swiftly address growing market demand, I am confident in our ability to meet our goals in the near-term, execute our long-term growth plan, and deliver shareholder value.

Regards,

Swapan Kataria

Forward Looking Statements

This update includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. Crown expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Crown’s expectations or any change in events, conditions or circumstances on which any statement is based.

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Contacts

For Crown LNG

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com